Exhibit 99.1

Oil Sands Pathways alliance outlines three-phase plan to achieve goal of net zero emissions

CALGARY, Alberta, October 21, 2021 – The Oil Sands Pathways to Net Zero initiative, an alliance between Canada’s five largest oil sands producers, has announced additional details of its plan to achieve the goal of net zero greenhouse gas (GHG) emissions from oil sands operations.

"As a significant source of Canada's GHG emissions, we know we must also be part of the solution," says Pathways Director Al Reid. "That’s why we’re working together on innovative approaches to achieve our shared vision of net zero emissions."

Pathways alliance members, who operate facilities accounting for 90% of Canadian oil sands output, are working collectively with the federal and Alberta governments, with a goal to achieve net zero (neutral) emissions from oil sands operations by 2050 to help Canada meet its climate goals, including its Paris Agreement commitments and 2050 net zero aspirations.

The Pathways alliance has already begun work to eliminate 68 megatonnes (Mt) of annual oil sands production emissions in three phases*:

Phase 1 (2021 – 2030) - 22 Mt
Phase 2 (2031 – 2040) - 25 Mt
Phase 3 (2041 – 2050) - 21 Mt
*Emissions reductions for each phase are estimates based on current assumptions and may be subject to adjustment.

Because there is no single solution to achieving net zero emissions from oil sands operations, the initiative will employ several parallel pathways and technologies. These include established and proven technologies such as carbon capture, use and storage (CCUS) as well as other existing and emerging GHG reduction technologies. This includes switching to lower carbon fuels such as clean hydrogen and electricity to power oil sands operations, implementing advanced production processes and improving energy efficiency at oil sands facilities.

The Pathways initiative will also work to accelerate the development of potential emerging emissions-reducing technologies such as direct air capture of carbon dioxide (CO2), more efficient next-generation oil sands production technologies and small modular nuclear reactors. The initiative will help preserve jobs in the oil sands sector, which is one of Canada's largest employers, while also creating thousands of new construction and permanent jobs in the oil and gas and cleantech industries.

In Phase 1 (2021 – 2030), the Pathways initiative will focus on building out a carbon capture network in the oil sands producing region of northern Alberta. This includes plans to install equipment at a number of oil sands plants to capture CO2 to keep these emissions from entering the atmosphere. At the heart of the network is a proposed carbon transportation line to gather CO2 from more than 20 oil sands facilities and move it to a proposed hub in the Cold Lake area of Alberta for storage. The line would also be available to other industries in the region interested in capturing and storing CO2.

"Carbon capture may be unfamiliar to many Canadians, but it's a technology that has been in use for decades around the world that's proven to be effective and safe," says Reid. "Canada is a leader in this area, and this technology is already being used in Alberta and Saskatchewan to capture and safely store CO2 from industrial facilities."

The proposed Pathways carbon capture network is similar to other large carbon capture projects already underway in other progressive oil producing nations where industry and government are working together to reduce CO2 emissions from industry. For example:

•In Norway, oil companies Equinor, Shell and Total are collaborating with the government on the development of the Northern Lights project to capture 0.8 megatonnes per year of CO2 from cement and waste-to-energy plants near Oslo and transport it to a sequestration hub for safe underground storage. To get the project off the ground, the Norwegian government is funding two-thirds of the capital costs for the project and the first 10 years of operating costs.

•In the Netherlands, the Dutch government is providing up to $3 billion for the Porthos project which is being developed by the Port of Rotterdam and state-owned natural gas companies EBN and Gasunie to capture CO2 emissions from refineries and hydrogen plants near Rotterdam and transport it to a safe storage site.

To advance the Pathways vision and help Canada meet its climate goals, alliance members are currently developing detailed project plans for Phase 1, including conducting feasibility studies for the CO2 transportation line and storage hub as well as pre-engineering work for capturing carbon at multiple oil sands facilities.

For more information on the Pathways vision and to stay up to date on the progress of the initiative, visit oilsandspathways.ca and subscribe to our updates.

Advisory

Cautionary Statement: Statements of future events or conditions in this press release, including projections, targets, expectations, estimates, and business plans are forward-looking statements. Forward-looking statements can be identified by words such as achieve, aspiration, propose, plan, goal, projection, vision, will and/or similar references to outcomes in future periods, including, but not limited to, references to: the viability, timing and impact of the Pathways carbon capture network and its project plans; the development of several pathways and technologies in support of a net-zero oil sands emissions future, including direct air capture of CO2, more efficient production technologies and small modular nuclear reactors; support for Pathways from the Government of Alberta and the Government of Canada; achieving net zero (neutral) emissions from oil sands operations by 2050 and preserving economic contribution from the industry; preserving and creating jobs; and the deployment of technologies to reduce CO2emissions, including the Pathways carbon capture network, energy efficiency, fuel switching, electrification, infrastructure corridors and other new emissions-reducing technologies. All net-zero references in this announcement apply to emissions from oil sands operations (defined as scope 1 and scope 2 emissions).

Forward-looking statements are based on current expectations, estimates, projections and assumptions at the time the statements are made. Actual future results may be materially different and will depend on various assumptions, including those concerning: the continued long-term participation in the Pathways alliance of individual members; the continued role of fossil fuels as part of a diversified energy mix; demand growth and energy source, supply and mix; production rates, growth and mix; amount and timing of emissions reductions; the adoption and impact of new facilities or technologies, including on reductions to GHG emissions; project plans, timing, costs, technical evaluations and capacities, and the ability to effectively execute on these plans and operate assets; support for Pathways from the Government of Alberta and the Government of Canada; applicable laws and government policies, including those related to climate change and restrictions in response to COVID-19; general market conditions; and capital and environmental expenditures, could differ materially depending on a number of factors. These factors include global, regional or local changes in supply and demand for oil, natural gas, and petroleum and petrochemical products and the resulting price, differential and margin impacts; political or regulatory events, including changes in law or government policy and actions in response to COVID-19; the receipt, in a timely manner, of regulatory and third-party approvals including for new technologies; lack of required support from the Government of Alberta and the Government of Canada; environmental risks inherent in oil and gas exploration and production activities; environmental regulation, including climate change and GHG regulation and changes to such regulation; availability and allocation of capital; availability and performance of third-party service providers; unanticipated technical or operational difficulties; project management and schedules and timely completion of projects; reservoir analysis and performance; unexpected technological developments; the results of research programs and new technologies, and ability to bring new technologies to commercial scale on a cost-competitive basis; operational hazards and risks; general economic conditions, including the occurrence and duration of economic recessions; and other factors referenced by the companies’ in their most recent respective annual reports and management’s discussion and analysis, as applicable.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to the companies. Actual results may differ materially from those expressed or implied by its forward-looking statements and readers are cautioned not to place undue reliance on them. The companies undertake no obligation to update any forward-looking statements contained in this press release, except as required by applicable law.

Pathways alliance

The Oil Sands Pathways to Net Zero initiative consists of Canadian Natural, Cenovus Energy, Imperial, MEG Energy and Suncor Energy. The companies operate facilities accounting for 90 per cent of Canada’s oil sands production.

As proud Canadian companies, members of the Pathways alliance share the aspiration of Canadians to find realistic and workable solutions to the challenge of climate change. The initiative will develop an actionable approach to address those emissions, while also preserving the more than $3 trillion in estimated oil sands contribution to Canada’s gross domestic product (GDP) over the next 30 years. The initiative will create jobs, accelerate development of the clean tech sector, provide benefits for multiple other sectors and help maintain Canadians’ quality of life.The members of the Pathways alliance will do their part by making the economic investments needed to ensure that our companies successfully make the transition to a net zero world, and hence, deliver long-term value to shareholders.

Contact

Alain Moore
Oil Sands Pathways alliance
alamoore@suncor.com
825-213-3328